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14048358

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
FEB 28 2014
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65661

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

T.S. Phillips Investments, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3555 NW 58th Street, Suite 600
(No. and Street)

Oklahoma City	OK	73112
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thompson S. Phillips, Jr. — 405-943-9433 (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

8750 N. Central Expwy., Suite 300	Dallas	TX	75231
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

3/21/14

OATH OR AFFIRMATION

I, Thompson S. Phillips, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of T.S. Phillips Investments, Inc., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

RITA OLIVER
Notary Public
State of Oklahoma
Commission # 01012272
My Commission Expires Jul 23, 2017

Notary Public

Signature

President
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditor's Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

T.S. PHILLIPS INVESTMENTS, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2013

CF ACCOUNTANTS CONSULTANTS

T.S. PHILLIPS INVESTMENTS, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2013

T.S. PHILLIPS INVESTMENTS, INC.

CONTENTS

CF ACCOUNTANTS
CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
T.S. Phillips Investments, Inc.
Oklahoma City, OK

Report on the Financial Statements

We have audited the accompanying statement of financial condition of T.S. Phillips Investments, Inc. as of December 31, 2013, and the related statements of income (loss), changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a reasonable basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of T.S. Phillips Investments, Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

www.cfllp.com

8750 N. Central Expressway
Suite 300
Dallas, TX 75231-6464

972.387.4300
800.834.8586
972.960.2810 fax

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
February 26, 2014

T.S. PHILLIPS INVESTMENTS, INC.
Statement of Financial Condition
December 31, 2013

ASSETS

Cash and cash equivalents	$	119,712
Deposits with clearing broker-dealer		100,000
Receivables from clearing and other broker-dealers		261,760
Other receivables		6,285
Prepaid expenses		38,385
Deferred income tax asset		9,798
Furniture and equipment, net		24,581
Total Assets	$	560,521

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	270,121
Total liabilities		270,121
Stockholder's equity:		
Common stock, 1,000,000 shares authorized $0.10 par value, 10,000 shares issued and outstanding		1,000
Additional paid-in capital		175,000
Retained earnings		114,400
Total stockholder's equity		290,400
Total Liabilities and Stockholder's Equity	$	560,521

The accompanying notes are an integral part of these financial statements.

T.S. PHILLIPS INVESTMENTS, INC.
Statement of Income (Loss)
For the Year Ended December 31, 2013

Revenues:	
Commissions	$ 2,996,623
Interest income	87,580
Miscellaneous income	146,809
Total Income	3,231,012
Expenses:	
Commission expense	2,264,283
Employee compensation and benefits	456,908
Brokerage and clearance fees	217,004
Communications	40,281
Occupancy and equipment costs	95,723
Promotional costs	27,376
Interest	23
Data processing costs	1,828
Regulatory fees and expenses	66,489
Other expenses	69,319
Total operating expenses	3,239,234
Net income (loss) before income taxes	(8,222)
Provision (benefit) for income taxes	(5,969)
Net Income (Loss)	$ (2,253)

The accompanying notes are an integral part of these financial statements.

T.S. PHILLIPS INVESTMENTS, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2013

	Shares	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at December 31, 2012	10,000	$ 1,000	$ 175,000	$ 116,653	$ 292,653
Net income (loss)				(2,253)	(2,253)
Balance at December 31, 2013	10,000	$ 1,000	$ 175,000	$ 114,400	$ 290,400

The accompanying notes are an integral part of these financial statements.

T.S. PHILLIPS INVESTMENTS, INC.
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
For the Year Ended December 31, 2013

Balances at December 31, 2012	$	--
Increases		--
Decreases		--
Balances at December 31, 2013	$	--

The accompanying notes are an integral part of these financial statements.

T.S. PHILLIPS INVESTMENTS, INC.

Statement of Cash Flows

For the Year Ended December 31, 2013

Cash Flows from Operating Activities		
Net income (loss)	$	(2,253)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
Depreciation		9,165
Deferred income tax expense		190
Change in operating assets and liabilities:		
Increase in receivables from clearing and other broker-dealers		(13,463)
Increase in other receivables		(646)
Increase in prepaid assets		(1,840)
Increase in accounts payable and accrued expenses		17,681
Decrease in income taxes payable		(9,485)
Net cash provided (used) by operating activities		(651)
Cash Flows from Investing Activities		
Purchases of furniture and equipment		(13,557)
Net cash provided (used) by investing activities		(13,557)
Net increase (decrease) in cash and cash equivalents		(14,208)
Cash and cash equivalents at beginning of year		133,920
Cash and cash equivalents at end of year	$	119,712
Supplemental disclosures		
Cash paid for:		
Income taxes	$	3,326
Interest	$	23

The accompanying notes are an integral part of these financial statements.

T.S. PHILLIPS INVESTMENTS, INC.
Notes to Financial Statements
December 31, 2013

Note 1 - Organization and Nature of Business

T.S. Phillips Investments, Inc. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under SEC Rule 15c3-3(k)(2)(ii), which provides that all the funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. In accordance with the provisions of this rule, the Company executes all of its customers' transactions on a fully-disclosed basis, through an unaffiliated clearing broker-dealer which carries the accounts and securities of the Company's customers. The Company's customers consist primarily of individuals located in Oklahoma.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The financial statements present the financial position and results of operations of the Company. The Company is engaged in a single line of business as a securities broker-dealer, which composes several classes of services, including principal transactions and agency transactions.

Revenue Recognition and Receivables

Securities transactions (and related commission revenue and expense) are recorded on a trade date basis. Receivables from broker-dealers and clearing organizations are with the Company's clearing broker-dealer which is located in Richmond, Virginia. These receivables are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for doubtful accounts on these receivables. Management records an allowance for bad debts based on a collectability review of specific accounts. Any receivables deemed uncollectible are written off against the allowance.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Furniture and Equipment

Furniture and equipment are stated at cost, less accumulated depreciation. Depreciation is provided on a straight-line basis using estimated useful lives of three to seven years.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of assets and liabilities for financial and income tax reporting. Deferred tax assets and liabilities represent future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income, subject to a valuation allowance.

Note 2 - Summary of Significant Accounting Policies, continued

Income Taxes, continued

Tax benefits associated with uncertain tax positions are recognized in the period in which one of the following conditions is satisfied: (1) the more likely than not recognition threshold is satisfied; (2) the position is ultimately settled through negotiation or litigation; or (3) the statute of limitations for the taxing authority to examine and challenge the position has expired. Tax benefits associated with an uncertain tax position are derecognized in the period in which the more likely than not recognition threshold is no longer satisfied. Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Note 3 - Furniture and Equipment

A summary of furniture and equipment at December 31, 2013 is as follows:

Furniture and fixtures	$ 17,651
Equipment	73,801
	91,452
Less: accumulated depreciation	(66,871)
	$ 24,581

Note 4 - Defined Contribution Plan

The Company has a defined contribution retirement plan covering substantially all of its employees. The benefits are based on each employee's compensation and amounts the employee elects to contribute to the plan. The Company matches the employee's contribution up to 3% of the employee's compensation. The employee is fully vested in the employer's contribution. Total plan costs aggregated $10,006 for the year ended December 31, 2013.

Note 5 - Commitments and Contingent Liabilities

Financial Instruments with Off-Balance-Sheet Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The majority of the Company's transactions with off-balance sheet risk are short-term in duration.

Note 5 - Commitments and Contingent Liabilities, continued

Indemnification and Termination Charges

The Company is required to indemnify its clearing broker/dealer if a customer fails to settle a securities transaction, according to its clearing agreement. Management was neither aware, nor had it been notified of any potentially material indemnification loss at December 31, 2013.

The Company entered into a clearing agreement effective October 2, 2009 with a five year term. If the Company terminates the agreement before the end of the five years, the Company is subject to a cancellation charge ranging from $500,000 in the first year of the agreement to $250,000 in the fifth year of the agreement. After such time, there is no termination charge.

Note 6 - Concentration Risks

The Company has a relationship with a multi-branch regional bank that allows it to have branches in their banking facilities. A portion of the Company's securities business is conducted through these branches. If the relationship is terminated the Company may be exposed to risk.

Note 7 - Operating Lease

The Company has entered into a non-cancelable operating lease agreement for its offices. Rental expense for the year was $75,991. Future minimum lease payments required under the lease are as follows:

Year Ending December 31,	
2014	$ 66,783
	$ 66,783

Note 8 - Related Party Transactions

The Company has business relationships with companies with common shareholders. During the year, the Company received $219,178 from these entities for reimbursement of office rent, compensation and benefits and regulatory fees and $81,830 in revenue. The Company paid $48,920 in commissions to the related entities.

At the end of the year, the Company had fees payable of $1,895 to related companies and had receivables from related companies of $1,094.

Note 9 - Income Taxes

The provision for income taxes consists of the following:

Current	$	(6,159)
Deferred		190
Total	$	(5,969)

Expected income tax expense from applying statutory rates to net income before income taxes differs from actual income tax expense because of permanent differences related to meals and entertainment expenses.

Deferred income tax assets consist of the following:

Accrued commissions payable to the sole-stockholder	$	8,627
Net operating loss carry forwards		1,171
Total	$	9,798

Net operating loss carry forwards expire in 2033.

Note 10 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company had net capital of $208,567, which was $158,567 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital ratio was 1.30 to 1.

The Company is exempt from the Securities and Exchange Commission Customer Protection Rules (SEC Rule 15c3-3), which relate to reserves and custody of securities, under section (k)(2)(ii) of this rule.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

December 31, 2013

Schedule I

T.S. PHILLIPS INVESTMENTS, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2013

Computation of Net Capital		
Total ownership equity qualified for net capital		$ 290,400
Deductions and/or charges		
Non-allowable assets:		
Non-allowable receivables from other broker-dealers	$ 975	
Other receivables	6,285	
Prepaid expenses	38,385	
Deferred income tax asset	9,798	
Furniture and equipment, net	24,581	(80,024)
Net capital before haircuts on securities positions		210,376
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f)):		
Money market	1,809	1,809
Net capital		$ 208,567
Aggregate Indebtedness		
Items included in statement of financial condition		
Accounts payable and accrued expenses		$ 270,121
Total aggregate indebtedness		$ 270,121

Schedule I (continued)

T.S. PHILLIPS INVESTMENTS, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2013

Computation of Basic Net Capital Requirement

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$	18,008
Minimum dollar net capital requirement of reporting broker or dealer	$	50,000
Minimum net capital requirement (greater of two minimum requirement amounts)	$	50,000
Net capital in excess of minimum required	$	158,567
Excess net capital at 1000%	$	181,555
Ratio: Aggregate indebtedness to net capital		1.30 to 1

Reconciliation with Company's Computation

There were no material differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

Schedule II

T.S. PHILLIPS INVESTMENTS, INC.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2013

Exemptive Provisions

The Company has claimed an exemption from Rule 15c3-3 under Section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Clearing firm: First Clearing, LLC

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Year Ended December 31, 2013

CF ACCOUNTANTS CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
T.S. Phillips Investments, Inc.

In planning and performing our audit of the financial statements and supplemental information of T.S. Phillips Investments, Inc., (the "Company"), as of and for the year ended December 31, 2013 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

www.cfllp.com

8750 N. Central Expressway
Suite 300
Dallas, TX 75231-6464

972.387.4300
800.834.8586
972.960.2810 fax

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

Dallas, Texas
February 26, 2014

Independent Accountant's Report

On The SIPC Annual Assessment

Required By SEC Rule 17a-5

Year Ended December 31, 2013

CF ACCOUNTANTS CONSULTANTS

INDEPENDENT ACCOUNTANT'S REPORT ON THE SIPC ANNUAL ASSESSMENT REQUIRED BY SEC RULE 17a-5

To the Board of Directors
T.S. Phillips Investments, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ("Form SIPC-7") to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2013, which were agreed to by T.S. Phillips Investments, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating T.S. Phillips Investments, Inc.'s compliance with the applicable instructions of the Form SIPC-7. T.S. Phillips Investments, Inc.'s management is responsible for T.S. Phillips Investments, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements records entries (cash disbursements journal), noting no differences.
2. Compared the amounts reported on the audited Form X-17A-5 Part III for the year ended December 31, 2013 with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.
4. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
February 26, 2014

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended **12/31/2013**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

065661 FINRA DEC
T S PHILLIPS INVESTMENTS INC 16*16
3555 NW 58TH ST STE 600
OKLAHOMA CITY OK 73112-4724

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Sharon Allman

2. A. General Assessment (item 2e from page 2) $ 2,574

B. Less payment made with SIPC-6 filed (exclude interest) (1,206)
8/1/13
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 1,368

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 1368

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1,368

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

T. S. Phillips Investments, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 31 day of January, 20 14.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2013
and ending 12/31/2013

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 3,231,012
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	1,984,209
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	217 004
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 23	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	23
Total deductions	2201 236
2d. SIPC Net Operating Revenues	$ 1029 776
2e. General Assessment @ .0025	$ 2 574
	(to page 1, line 2.A.)